By e-mail and EDGAR

November 16, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Endurance Specialty Holdings Ltd.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed on February 29, 2012
File No. 001-31599

Dear Mr. Rosenberg:

I am writing on behalf of Endurance Specialty Holdings Ltd., a holding company organized in Bermuda (the “Company”), to respond to the comments (the “Comments”) of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of November 1, 2012 (the “Comment Letter”).

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined herein have the meanings given in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”). All references to page numbers and captions correspond to the page numbers and captions in the 2011 Form 10-K. Proposed changes to the disclosures previously included in the 2011 Form 10-K set out in the exhibits attached to this letter have been marked.

Results of Operations

Years Ended December 31, 2011, 2010 and 2009

Net Losses and Loss Expenses, page 67

1.	You disclose that in 2011 you have recorded $466.7 million in loss reserves related to the Thailand floods, Hurricane Irene, Danish floods, brushfires in Texas, the Tohuko, Japan earthquake and tsunami, the Christchurch, New Zealand earthquake, Queensland, Australia floods, Midwest United States tornadoes and multiple storms in the Midwest. You also disclose that in 2010 you have recorded $81.1 million in loss reserves related to the Chilean earthquake, New Zealand earthquake, and European Windstorm Xynthia. Please provide proposed disclosure to be included in future filings which quantifies the amount of reserves recorded in each year presented for each significant catastrophe event that occurred.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

November 16, 2012

The Company agrees to prospectively expand its disclosure regarding the losses incurred for each significant catastrophe event that occurred in the Results of Operations section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations in future periodic reports in the form set forth on Exhibit A attached to this letter.

Note 5. Reserves for Losses and Loss Expenses, page 124

2.	Your loss reserve development table is presented net of reinsurance. Please revise your loss development table to present the information required by Industry Guide 6 on a gross basis for all fiscal years.

The Company agrees to prospectively present its loss reserve development table in future periodic reports as set forth on Exhibit B attached to this letter.

Notes to the Consolidated Financial Statements

Statutory requirements and dividend restrictions, page 143

3.	Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:

•	Disclose the amount of statutory capital and surplus and statutory net income (loss) for your Other operations. It is not acceptable to put N/A for these items because you are in the process of completing these statutory statements. Refer to ASC 944-505-50-1a and rule 7.03(a)(23)(c) of Regulation S-X.

•	Disclose the amount necessary to satisfy each regulatory requirement for each of your subsidiaries. Refer to ASC 944-505-50-1b. We note that have referred to more than one requirement for Endurance Bermuda, no requirements for Endurance US and one requirement for Endurance UK.

•	Disclose the amount of retained earnings restricted or free of restrictions of payment of dividends to Endurance Specialty Holdings Ltd.’s stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

The Company agrees to prospectively expand its disclosure regarding statutory requirements and dividend restrictions in future periodic reports, as set forth on Exhibit C attached to this letter.

* * *

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

November 16, 2012

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the 2011 Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (441) 278-0943 or John V. Del Col, General Counsel, at (441) 278-0440 should you require further information or have any questions.

Very truly yours,

Michael J. McGuire

Chief Financial Officer

cc:	Securities and Exchange Commission
Dana Hartz, Staff Accountant
Joel Parker, Accounting Branch Chief

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

November 16, 2012

Exhibit A

Results of Operations

Years Ended December 31, 2011, 2010 and 2009

Net Losses and Loss Expenses, page 67

Net Losses and Loss Expenses

The Company’s reported net losses and loss expenses are characterized by various factors and are significantly impacted by the occurrence or absence of catastrophic events and subsequent loss emergence related to such events. In 2011, multiple events adversely affected the Company’s net loss ratio in the Reinsurance segment. The Company recorded losses, net of reinsurance, reinstatement premiums and other loss sensitive accruals, of $466.7 million in relation to these events which added 24.8 percentage points to the Company’s net loss ratio for the year ended December 31, 2011. The Company’s losses in 2011 included $76.5 million from the Thailand floods, $22.8 million from Hurricane Irene, $32.0 million from the Danish floods, $6.0 million from brushfires in Texas, $114.3 million from the Tohuko, Japan earthquake and tsunami, $70.8 million from the Christchurch, New Zealand earthquake, $18.9 from the Queensland, Australia floods, $71.6 million from Midwest United States tornadoes and $53.8 million from multiple storms in the Midwest which, when accumulated triggered certain aggregate catastrophe contracts. For the twelve months ended December 31, 2010, the Company recorded losses, net of reinstatement premiums and other loss sensitive accruals, of $81.1 million in relation to the three events, which added 4.8 percentage points to the Company’s net loss ratio for 2010. The Company’s 2010 recorded losses included $51.8 million from the Chilean earthquake, $18.0 million from the New Zealand Earthquake and $11.3 million from European Windstorm Xynthia.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

November 16, 2012

Exhibit B

Reserves for Losses and Loss Expenses, page 124

Activity in the reserve for losses and loss expenses for the years ended December 31, 2011, 2010 and 2009 is summarized as follows:

	2011		2010		2009
Gross reserve for losses and loss expenses, January 1		$3,319,927		$3,157,026		$3,235,456
Losses and loss expenses recoverable		319,349		467,664		557,834

Net reserve for losses and loss expenses, January 1	~~$~~	3,000,578	~~$~~	2,689,362	~~$~~	2,677,622
Incurred related to:
Current year		1,812,644		1,164,902		1,017,529
Prior years		(179,978)		(126,802)		(150,889)

Total incurred		1,632,666		1,038,100		866,640

Paid related to:
Current year		(850,132)		(299,560)		(436,964)
Prior years		(620,131)		(417,696)		(413,432)

Total paid		(1,470,263)		(717,256)		(850,396)

Foreign currency translation		(5,685)		(9,628)		(4,504)

Net reserve for losses and loss expenses, December 31		3,157,296		3,000,578		2,689,362
Losses and loss expenses recoverable		666,928		319,349		467,664

Gross reserve for losses and loss expenses, December 31		$3,824,224		$3,319,927		$3,157,026

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

November 16, 2012

Exhibit C

Notes to the Consolidated Financial Statements

Statutory requirements and dividend restrictions, page 143

Our insurance and reinsurance operations are subject to insurance and/or reinsurance laws and regulations in the jurisdictions in which they operate, ~~including~~ the most significant of which are Bermuda, the United States and the United Kingdom. These regulations include certain restrictions on the amount of dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities.

The combined statutory capital ~~and surplus~~ and combined statutory net (loss) income for our principal operating subsidiaries in their respective jurisdictions were as follows:

	Bermuda				United States		Other(2)
Statutory capital ~~and surplus~~	2011		2010		2011	2010	2011	2010
Required statutory capital	$1,255,735		$1,256,409		$147,711	$132,140	$41,327	$50,403

Actual statutory capital	2,422,398	(1)	2,561,532	(1)	620,833	648,410	232,547	210,447

	Bermuda	United States	Other(2)
Statutory net income (loss)
For the year ended December 31, 2011	$51,101	$(77,374)	$(9,913)
For the year ended December 31, 2010	370,136	27,544	(16,664)
For the year ended December 31, 2009	583,394	(4,206)	(74)

(1)	Bermuda statutory capital ~~and surplus~~ includes an investment in affiliate asset, which represents its interest in the remaining insurance and reinsurance operations of the Company included in the United States and Other columns above.
(2)	Includes Endurance U.K. and ~~the Company’s~~ Endurance Bermuda’s Singapore branch.
~~(3)~~	~~Endurance U.K. and the Company’s Singapore branch are currently completing 2011 statutory profit and loss statements. The Company’s Zurich branch had no statutory filing requirement at or for the years ended December 31, 2011, 2010 and 2009.~~

Bermuda

As a Bermuda holding company, Endurance Holdings is subject to the Companies Act 1981 which limits the Company’s ability to pay dividends and make distributions to its shareholders. The Company’s retained earnings are unrestricted; however, the Company is not permitted to declare or pay a dividend, or make a distribution out of contributed surplus, if it is, or would after the payment be, unable to pay its liabilities as they become due, or if the realizable value of its assets would be less than its liabilities. Endurance Holdings relies on dividends from Endurance Bermuda to provide cash flow required for debt service and dividends to shareholders.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

November 16, 2012

Endurance Bermuda is registered as a Class 4 insurer under the Insurance Act 1978 and related regulations. Endurance Bermuda is required to maintain minimum solvency standards and to hold available statutory capital and surplus equal to or exceeding the Enhanced Capital Requirement (“ECR”) as determined by the Bermuda Monetary Authority pursuant to the Bermuda Solvency Capital Requirement (“BSCR”). The BSCR employs a standard mathematical model that correlates the risk underwritten to the capital that is dedicated to the business. The regulatory requirements are designed to have insurers operate at or above a threshold capital level, which exceeds the ECR. The required capital noted in the table above has been based on the ECR as calculated pursuant to the BSCR. In addition to the ECR, Endurance Bermuda is required to maintain a minimum statutory liquidity ratio and solvency margin.

Endurance Bermuda’s ability to pay dividends and make capital distributions is subject to certain regulatory restrictions based on the ~~enhanced capital requirement~~ ECR calculated using the ~~Bermuda standard model~~ BSCR in addition to limits on the amount of Endurance Bermuda’s premiums written and net reserves for losses and loss expenses, subject to an overall minimum capital and surplus requirement of $100.0 million. ~~The Bermuda Solvency Capital Requirement (“BSCR”) employs a standard mathematical model that correlates the risk underwritten to the capital that is dedicated to the business. The regulatory requirements are designed to have insurers operate at or above a threshold capital level, which exceeds the BSCR.~~ At December 31, 2011, Endurance Bermuda can pay $605.6 million (2010—$640.4 million) to Endurance Holdings without prior approval under Bermuda law. ~~In addition, Endurance Bermuda is required to maintain a minimum statutory liquidity ratio and solvency margin.~~

United States

Endurance U.S. Reinsurance, Endurance American, Endurance American Specialty and Endurance Risk Solutions are subject to regulation by the Delaware Department of Insurance. ARMtech is subject to regulation by the Texas Department of Insurance. Endurance’s Delaware and Texas domiciled entities must maintain a minimum level of statutory capital as established by such jurisdictions. The amount of required capital is determined through the use of the Risk Based Capital (“RBC”) model established by the National Association of Insurance Commissioners (the “NAIC”) and adopted by Delaware and Texas. The required capital noted in the table above has been based on the NAIC’s RBC model and represents the authorized control level risked based capital for these entities.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

November 16, 2012

Dividends for each U.S. operating subsidiary are limited to the greater of 10% of policyholders’ surplus or statutory net income, excluding realized capital gains. In addition, dividends may only be declared or distributed out of earned surplus. At December 31, 2011, Endurance U.S. Reinsurance, Endurance American, Endurance Risk Solutions, and Endurance American Specialty did not have earned surplus and thus were precluded from declaring or distributing dividends during 2012 without the prior approval of the applicable insurance regulator. If the parent company is also an insurer, as is the case with Endurance American, Endurance American Specialty and Endurance Risk Solutions, the parent company or companies must also meet their own dividend eligibility requirements in order to pass along any dividends received from subsidiary insurance companies. At December 31, 2011, ARMtech (with notice to the Texas Department of Insurance) could pay dividends of $3.9 million (2010—$2.8 million) without prior regulatory approval.

Other Jurisdictions

The required and actual statutory capital and surplus amounts in the “Other” category in the table above include amounts related to Endurance U.K. and Endurance Bermuda’s Singapore branch (“Singapore Branch”).

Under the jurisdiction of the United Kingdom’s Financial Services Authority (“FSA”), Endurance U.K. must maintain a margin of solvency at all times, which is determined based on the type and amount of insurance business written. Insurers are required to calculate their required minimum solvency margin (known as the Minimum Capital Requirement or “MCR”) and to report it to the FSA. The FSA also mandates calculation of the Enhanced Capital Requirement (“FSA ECR”) incorporating additional capital charges and provides requirements under the Individual Capital Adequacy regime resulting in Individual Capital Guidance (“ICG”). At December 31, 2011 and 2010, the actual capital for Endurance U.K. exceeded the MCR, the FSA ECR and ICG.

The Singapore Branch is subject to Fund Solvency and Capital Adequacy requirements by the Monetary Authority of Singapore (“MAS”) as a foreign company in Singapore and is regulated by MAS pursuant to the Insurance Act in Singapore. At December 31, 2011 and 2010, the Singapore Branch complied with the MAS requirements.

The required capital noted in the table above as “Other” represents the combined capital requirements of Endurance U.K.’s ICG and the Singapore Branch MAS requirements.

The FSA regulatory requirements impose no explicit restrictions on Endurance U.K.’s ability to pay a dividend, but Endurance U.K. would have to notify the FSA 28 days prior to any proposed dividend payment. Dividends may only be distributed from profits available at Endurance U.K. for distribution. At December 31, 2011 Endurance U.K ~~likely will~~ did not have profits available for distribution.